Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed transactions between Mylan Inc. (“Mylan”) and Abbott Laboratories (“Abbott”), in which Mylan will acquire the non-U.S. developed markets specialty and branded generics business of Abbott (the “Abbott Assets” or the “acquired business”) and Mylan will become a wholly owned subsidiary of a new holding company New Moon B.V. (“New Mylan”) organized in the Netherlands, which will also own the Abbott Assets (the “Proposed Transactions”), the expected timetable for completing the Proposed Transactions, benefits and synergies of the Proposed Transactions, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Proposed Transactions; changes in relevant tax and other laws; the parties’ ability to consummate the Proposed Transactions; the conditions to the completion of the Proposed Transactions, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the Proposed Transactions not being obtained on the terms expected or on the anticipated schedule; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Proposed Transactions; the retention of certain key employees of the acquired business being difficult; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; the combined company’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business; uncertainties and matters beyond the control of management; and the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Proposed Transactions within the expected time-frames or at all and to successfully integrate the acquired business. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC. You can access Mylan’s Form 10-K through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

In connection with the Proposed Transactions, New Mylan and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ABBOTT ASSETS AND THE PROPOSED TRANSACTIONS. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Proposed Transactions. The proxy statement/prospectus and other documents relating to the Proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan by accessing Mylan’s website at www.mylan.com/investors or upon request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transactions under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CNBC – Closing Bell

Interview with Heather Bresch

July 14, 2014

Bill Griffeth (“BG”): Well, the big deal we’re all talking about today is Mylan paying $5.3 billion for Abbott Labs’ non-U.S. generic drug business. Of course, that deal opens the door for Mylan to save millions in U.S. tax payments. Shares of both companies have been rising today, rather unusual.

Kelly Evans (“KE”): Well, it’s a busy day for mergers and acquisitions in the pharma space. Meg Tirrell recaps for us some of the major action. What’s going on, Meg?

Meg Tirrell (“MT”): Hey, Kelly, that’s right. We’ll start with Mylan and Abbott. As you mentioned earlier, paying $5.3 billion. That will be 100% in stock. And analysts are actually calling this one a spinversion. You’ve heard of an inversion. This one’s a spinversion. That means they’re not buying an entire company, they’re buying just a unit.

Those are the branded generics business overseas of Abbott’s. Through this deal, they’re going to reincorporate in the Netherlands. They’re still gonna have their U.S. headquarters here in Pittsburgh, but they’ll have that lower tax rate. They’re saying their tax rate’s going to come down to 20% to 21% with this deal in the first year and into the high teens thereafter.

Analysts saying this is good news, this puts them on similar footing to competitors like Actavis which have already done similar inversions, Actavis with Warner Chilcott going to Ireland. And also we may see this accelerate deals for them. Now another deal in news coming today is AbbVie and Shire. AbbVie is the other half of what used to be Abbott Labs. And Shire saying today it has asked for and agreed to and received a higher proposal from AbbVie that would value it at $53.5 billion.

Now, of course, these companies are still just talking. There is no formal offer yet. And under UK takeover code, AbbVie has until July 18th to put a formal offer on the table. That’s Friday. So, we could see this happen by then. This, of course, another inversion. AbbVie would be moving overseas to the UK to Ireland through this deal. Back to you guys.

KE: Yes, we spy a pattern. Thank you, Meg.

It’s definitely a merger Monday, but in this case, some are joking we should start calling it tax inversion Monday instead. More and more companies are using mergers and acquisitions to relocate overseas.

BG: More on Mylan’s deal with Abbott Labs and what it means for the company’s corporate tax bill. Joining us once again, we bring in Mylan’s CEO Heather Bresch. Here on a CNBC exclusive we certainly welcome you back, thanks for your time. I know you’ve been busy working on some deal or something we’ve been hearing about here. Are we making too much of the tax thing? I mean, that’s all we’re talking about. We haven’t discussed even the strategy behind buying these drugs from Abbott Labs.

Heather Bresch (“HB”): Right. So, I’d like to first start talking about that, because I think that the reaction today and a lot of the reports that have come out have highlighted the strategic rationale for this deal. You know, we had said that we would not do a deal for a tax sake or a synergies sake, that it needed to make strategic rationale to our core business and compliment our platform, and this deal does that tremendously, both from scale, commercial platform allowing us to avoid costs of building out that physician base channel in European and other important markets to us, as well as the financial flexibility it gives us. So, the strategic rationale of this deal is truly what we have been saying that we would do, and this certainly fulfilled those strategic levers we talked about.

KE: And if the lower tax rate is sort of the cherry on top, if you will, how much money will you save over time and how much of that will be passed on to consumers?

HB: So, as I speak for the generic industry, as you guys know, we save the consumers — in fact, we save the United States over the last decade $1 trillion, the generic industry alone. So, when you think about our health care system and the efficiency about it, generic drugs are doing that every day, and that’s something that we will continue to do. So, you know, I think it comes down more to the competitiveness of the industry that we’re in. And you know when you think about our country, 50% of the drugs that are taken in our country, consumed by our consumers, are made overseas.

KE: You know what’s interesting? Why don’t you want to talk about the tax inversion aspect of this? Do you feel as though that — do you feel as though that’s a sensitive issue?

HB: No. I want to talk about it. It’s just I don’t want it — I don’t want the strategic rationale of the deal to get lost.

BG: But you understand why we’re asking? I mean the timing. There are so many other companies, so many other deals going on right now that all have the same effect on the tax base of those companies like yours right now. It can’t be a coincidence, I wouldn’t think.

HB: No, and I would like the conversation, in my mind, to switch to where it needs to switch to, which is this. I was just going to finish that 50% of the drugs consumed here are made overseas. So, our country had no problem opening the borders and saying, we want all the competitiveness we can get for our consumers, for everything else. What our country failed to do was keep pace and make our country globally competitive for corporations. So, if we want to sit here and have a discussion about how do we handcuff U.S. corporations to the United States, I think that’s unpractical, and quite frankly, ridiculous.

We need to be talking about as a country, how do we make this country globally competitive again? We’re in a global economy. And unless we want to shut our borders and say we don’t want any imports on any industry, which, again, is not practical. So, I think there’s a lot of politically charged banter. I think there’s a lot of extreme views. And as we all know, Washington could not have more bipartisan right now. So, if someone would approach tax reform in a holistic way and talk about what really needs to be tackled for this country to make it competitive is the conversation that I think we need to be having.

KE: Interestingly, Senator Ron Wyden has spoken quite aggressively about this, says he doesn’t like what companies are doing in this case, arbitraging the tax code, if you want to put it that way. He and Senator Joe Manchin, your father, have an 83% similar voting record for the 2013 Congress just to pick an example. In other words, it seems fair to draw from that that Senator Joe Manchin would not enjoy this activity or see it as a problem for the U.S. So, while I understand this may create interesting dinner table conversations, I also think it kind of does get at this issue and whether there is legislation potentially retroactively that would not allow companies to do this. Is there a clause in this deal that if this changes or changes retroactively, this deal would be — you’d be able to walk away?

HB: Well, look, let me start with this. We feel very confident that this deal is going to get done. We’ve said Q-1 of 2015. And I won’t speak for Senator Wyden or Senator Manchin. What I would say is that I would, you know, I wouldn’t jump the gun so quickly that every senator feels that it’s the corporation’s fault. I do believe, there maybe it’s a minority, unfortunately, that believe that we have a flawed system that needs to be fixed. And I don’t agree with Senator Wyden about let’s handcuff U.S. companies and try to force them to stay here versus looking in the mirror and saying as a Congress, what do we need to do to make our country competitive on many fronts? But certainly, here on the corporation front, because I think that what made this country great was being competitive, and we’re losing that competitive edge.

BG: Forgive me, but I just — I’m not trying to pin you down, but I’m curious. You talk about the strategy involved of the drugs and how it makes sense for your bottom line.

HB: Right.

BG: Would you have done this deal still if there was no tax inversion involved?

HB: Absolutely.

BG: You still would have done it?

HB: Could have been for a different price and a different structure, but we, absolutely, this deal made sense to us, both top line, bottom line, cash flow, financial flexibility, letting us tee up for some transactions that we think make a lot of sense. It puts infrastructure in place to let us avoid that so that future deals can be very synergistic. So, absolutely. I don’t know that it would have looked the same, but this deal absolutely made sense without the tax inversion.

KE: Because there are some pieces of this company, I think some of the brands you guys are taking over, that were maybe perceived as some of the less fast-growing parts of Abbott. Why is it that you think this makes sense bolted on to Mylan with creating more potential for your company?

HB: So, we believe in our hands, the reason that we were the perfect partner for Abbott is because in our hands, we can put more strategic focus, we can put our operational excellence to work and really get more, leverage this asset in a better way. I think that what that allows us to do — you know, a lot of times, what’s very meaningful for a company our size is not as meaningful for a company the size of Abbott, so we’re able to really hone in, focus, and leverage this portfolio. We have tremendous strength in the retail, the pharmacy side of our business, so bringing in this infrastructure, actually, we’re then able to get synergy on a top-line perspective as well, which is not something that we’ve calculated into the deal yet, but we will certainly get top-line synergy, we’ll get the tax synergy, and then really just an operational efficiency. Our cost of doing business being a bit different than Abbott’s cost of doing business.

BG: So, this is accretive to earnings right away?

HB: Immediately. 25 cents… and growing.

KE: By the way, if you’re headquartered in the Netherlands or wherever, does that make you still an American company?

HB: Yeah. Well, I mean, look, we will continue to serve the United States market, we’ll pay taxes in the United States. So you know, I think talking about where we’re now organized to maximize the global tax structure is different. We’re doing business in 150 countries.

KE: Wow.

BG: It is a global economy.

HB: It is…

BG: Appreciate your time.

HB: Yeah, thank you.

BG: Thank you. Heather Bresch, CEO of Mylan Labs joining us today.